Express-1 Expedited Solutions, Inc.
3399 S. Lakeshore Drive, Suite 225
St. Joseph, MI 49085
October 12, 2010
Mr. Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
Corporation Finance
100 F Street North East
Washington, DC 20549-3561
Re: Express-1 Expedited Solutions, Inc., File # 001-32172
Dear Mr. Shenk:
This letter is in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filing provided in your letter dated September 27, 2010 (the “Comment Letter”). Our responses are in regular font following the Staff’s comments which are in bold font.
We are complying with your comments and suggestions and believe that each of your items has been addressed within this correspondence.
The content of this letter has been prepared with input from each of our certifying officers; our management team; our outside counsel; our independent auditors and the Audit Committee of our Board of Directors.
SEC Comment 1 — Management’s Discussion and Analysis, for the three months ended June 30, 2010 compared to the three months ended June 30, 2009, page 17.
Please revise your disclosure to quantify the impact of all factors that have materially impacted your segments’ results of operations. For example, quantify the absolute impact that the acquisition of LRG had on the amount of revenue and selling, general and administrative costs recognized by the Concert Group Logistics segment.
We understand and are in agreement with your comments and plan to implement these changes on a prospective basis where appropriate. As discussed on the phone last week with Jeff Sears, I have edited our original June 30, 2010, 10-Q segment relating to CGL as an example to address your comments regarding factors with material impact:

Concert Group Logistics (CGL)
     CGL’s second quarter revenues in 2010 reflected a healthy rebound from 2009. Revenues of $16.1 million compared favorably to revenues of $10.2 in 2009 representing an increase of 58%. The purchase of certain assets and liabilities of LRG International (CGL International) in October of 2009 contributed to the revenue increases during the second quarter as compared to the same period in 2009. CGL International (formerly LRG International) revenues represented $2.2 million or 14% of CGL’s second quarter’s revenue.
     Direct expenses of $14.4 million consist primarily of payments for purchased transportation in addition to payments to CGL’s independent offices that control the overall operation of customer shipments. CGL International’s direct expense represented $1.8 million or 13% of the total direct expense of CGL. As a percentage of CGL revenue, direct expenses represented 90% for the second quarter of 2010 as compared to 90% for the same quarter in 2009. We anticipate slight potential improvements in CGL’s gross margin moving forward due to CGL International being a company-owned office with less of its costs being reflected as direct expenses.
     Selling, general and administrative expenses increased in the second quarter of 2010 by $463,000 as compared to the same period in 2009. These cost increases relate primarily to additional costs of $350,000 associated with running CGL International as company owned branches. These additional costs represent a shift from direct costs to SG&A costs due to CGL International’s company owned status. As a percentage to revenue, SG&A costs increased to 7% in the second quarter of 2010 from 6% in the second quarter of 2009. We anticipate the current SG&A percentage of revenue being sustained for the remainder of the year based on this slight change in our operating model.
     Overall salaries and benefits at CGL increased by $359,000 or 116% from the second quarter of 2009 and represented the additional employees staffed at LRG International in addition to the reinstatement of benefits throughout CGL that were cut during 2009. Additionally, other expenses increased by $194,000 in the second quarter of 2010 primarily relating to significant bad debts incurred during the quarter in addition to other expenses incurred at CGL International.
     For the quarter ended June 30, 2010, Concert Group Logistics generated income from operations before tax of $555,000 representing an increase of 58% from the comparable period in 2009. Approximately $50,000 or 9% of CGL’s operating income was generated at CGL International. Again, this is due primarily to an improving freight environment and we continue to anticipate favorable results for the remainder of the year as compared to 2009.
     Management continues to focus on the expansion of its independent office network, and is actively pursuing strategic opportunities. As of June 30, 2010 the Company maintained a network of 23 independent offices and 2 company owned branches as compared to 25 offices as of June 30, 2009.
SEC Comment 2 — Management’s Discussion and Analysis, for the three months ended June 30, 2010 compared to the three months ended June 30, 2009, page 17.
Referring to your MD&A disclosure regarding your segments’ results of operations and “corporate” expenses; please expand your discussion of the selling general, and administrative costs incurred by each segment, as well as “corporate,” to (i) identify the specific types of costs incurred, (ii) quantify the amounts recognized for each material classification of costs, (iii) quantify material variances in the specific costs that you have identified, and (iv) discuss the underlying reasons for any material period-to-period variances. Please provide your proposed expanded disclosure as part of your response.

We understand and are in agreement with your comments and plan to implement these changes on a prospective basis where appropriate. Based on your comments, we have created the following table that will be included in future 10-Qs and 10-Ks. Following the table, we have also updated the June 30, 2010 10-Q CGL narrative relating to our CGL segment as an example of our proposed expanded narrative relating to selling, general and administrative costs.
Express-1 Expedited Solutions, Inc.
Summary of Selling, General & Administrative Expenses
For the Quarter Ended June 30, 2010
(Unaudited)

	Quarter to Date		Quarter to Quarter Change
	2010	2009	In Dollars	In Percentage
Express-1, Inc.
Salaries & benefits	$1,736,000	$1,134,000	$602,000	53.1%
Purchased services	290,000	159,000	131,000	82.4%
Depreciation & amortization	131,000	134,000	(3,000)	-2.2%
Other	198,000	173,000	25,000	14.5%

Total SG&A expense	2,355,000	1,600,000	755,000	47.2%

Concert Group Logistics
Salaries & benefits	667,000	308,000	359,000	116.6%
Purchased services	49,000	93,000	(44,000)	-47.3%
Depreciation & amortization	131,000	177,000	(46,000)	-26.0%
Other	246,000	52,000	194,000	373.1%

Total SG&A expense	1,093,000	630,000	463,000	73.5%

Bounce
Salaries & benefits	409,000	166,000	243,000	146.4%
Purchased services	14,000	18,000	(4,000)	-22.2%
Depreciation & amortization	8,000	6,000	2,000	33.3%
Other	182,000	83,000	99,000	119.3%

Total SG&A expense	613,000	273,000	340,000	124.5%

Corporate
Salaries & benefits	167,000	114,000	53,000	46.5%
Purchased services	277,000	250,000	27,000	10.8%
Depreciation & amortization	5,000	—	5,000	0.0%
Other	88,000	139,000	(51,000)	-36.7%

Total SG&A expense	537,000	503,000	34,000	6.8%

Total SG&A expenses
Total salaries & benefits	2,979,000	1,722,000	1,257,000	73.0%
Total purchased services	630,000	520,000	110,000	21.2%
Total depreciation & amortization	275,000	317,000	(42,000)	-13.2%
Total other	714,000	447,000	267,000	59.7%

Total SG&A expenses	$4,598,000	$3,006,000	$1,592,000	53.0%

     Selling, general and administrative expenses increased in the second quarter of 2010 by $463,000 as compared to the same period in 2009. These cost increases relate primarily to additional costs of $350,000 associated with running CGL International as company owned branches. These additional costs represent a shift from direct costs to SG&A costs due to CGL International’s company owned status. As a percentage to revenue, SG&A costs increased to 7% in the second quarter of 2010 from 6% in the second quarter of 2009. We anticipate the current SG&A percentage of revenue being sustained for the remainder of the year based on this slight change in our operating model.
     Overall salaries and benefits at CGL increased by $359,000 or 116% from the second quarter of 2009 and represented the additional employees staffed at LRG International in addition to the reinstatement of benefits throughout CGL that were cut during 2009. Additionally, Other Expenses increased by $194,000 in the second quarter of 2010 primarily relating to significant bad debts incurred during the quarter in addition to other expenses incurred at CGL International.

SEC Comment 3 — Management’s Discussion and Analysis, Liquidity and Capital Resources, page 24.
Refer to your disclosure regarding “cash flows” presented here, as well as in your prior Form 10-Q and Form 10-K. We note that you cite changes in net income, as well as the changes in certain assets and liabilities reported as reconciling items in the operating activities section of the statement of cash flows, for purposes of discussing cash flows attributable to operating activities. However, such references may not provide a sufficient basis for a reader to clearly understand changes in cash flows attributable to operating activities in terms of cash receipts and cash expenditures. Please revise your disclosure to discuss the reasons for and related underlying drivers of material variances in cash flows attributable to operating activities, in terms of cash Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm, for further guidance. Please provide us with a copy of your intended revised disclosure as part of your response.
We understand and are in agreement with your comments and plan to implement these changes on a prospective basis where appropriate. The following represents an example of our revised expanded disclosure to be used on a prospective basis with our 10-Q and 10-K filings:
     During the six months ended June 30, 2010, $792,000 in cash was generated from operations. The primary source of cash for the six month period was driven by net income of $2.3 million resulting primarily from increased business revenues during the initial six months of the year. The increased business and associated revenue also caused both accounts receivable and accounts payable, primarily associated with purchased transportation, to rise. The increase in accounts receivable resulted in a $5.7 million use of cash during the six-month period, but did not materially impact our average days outstanding in accounts receivable during the period. As mentioned previously, purchased transportation has also increased during the six-month period creating a source of $2.1 million in accounts payable and $1.9 million in accrued expenses. Typically, cash flows during periods of revenue growth are hindered as the Company’s accounts receivable grows at a quicker pace than the related short term transportation liabilities. Additional uses of cash during the period included $314,000 in prepaid expenses and a decrease in other liabilities of $889,000.
     During the same period in 2009, cash generated by operations netted to $0. This lower than expected cash flow was primarily due to lower than expected revenues and net income during the period. Uses of cash included a $1.1 million reduction of accounts payable associated with the declining volumes of purchased transportation. Improved volumes and profitability have improved operating cash flows since the second quarter of 2009 and the company anticipates continued growth and improvement in this area in the near future.
SEC Comment 4 — Management’s Discussion and Analysis, Liquidity and Capital Resources, page 24.
The following are additional observations regarding the cash flows attributable to your operating activities:

a)	Amounts appear to fluctuate between cash provided and cash used from quarter to quarter with regularity since the first quarter of fiscal year 2009. This did not appear to be the case prior to fiscal year 2009, yet there is no discussion of the apparent trend.

b)	Quarterly amounts since the first quarter of fiscal year 2009 appear to be materially lower than quarterly amounts prior to fiscal year 2009, despite recent acquisitions that seemingly would contribute to a higher level of cash provided. In this regard, there is no discussion of why the quarterly amounts are lower or of the apparent trend.

c)	There is no substantive discussion of the decreased level of cash flows attributable to operating activities for fiscal year 2009 and the resulting usage of cash for that period.

d)	Cash provided in the fourth quarter of 2008 of $5.6 million is significantly greater than any quarterly amount reported to-date since the first quarter of 2009; however, there is no discussion of the reason for an amount at such level.
Please explain each of the above to us and revise your disclosure, as appropriate, for items of continuing relevance. Your expanded disclosure should discuss (i) any continuing trends you expect in the foreseeable future regarding the level of and variability in the amount of periodic cash flows attributable to your operating activities, (ii) the basis for your expectations, and (iii) actions, if any, expected to be undertaken.
We understand and are in agreement with your comments and plan to implement these changes on a prospective basis where appropriate. The following items are meant to address your above questions. Moving forward we plan to expand our cash flow and liquidity discussion to include material items and trends in our 10-Qs and 10-Ks.
a)	Fluctuating cash flow trends on quarterly 10-Qs in 2009 relate mainly to timing issues relating to the payment of accounts payable and accrued expenses. Purchased transportation payments can exceed $1-2MM a week and are typically paid once per week. Timing of this payment cycle at quarter end can greatly affect the reported operating cash flows.

b)	Cash flows beginning in 2009 have decreased primarily because of weaker than expected volumes and the related operating income. Additional volumes from the 2 acquisitions made in 2009 were not able to offset the losses incurred from the weak economy. Expense reductions were made in the first quarter of 2009 to offset the volume decreases which enabled the company to maintain liquidity during 2009. The company’s asset light model also protects the company in that approximately 85% of our costs are variable.

c)	See above.

d)	A significant drop in revenues in the 4th quarter of 2008 resulted in accounts receivable dropping by nearly $5MM in the fourth quarter. This source of revenue was the primary factor which resulted in the generation of $5.6MM of cash from operating activities.
Together with the enhanced tables enclosed within, we believe the information provided within this response to the Comment Letter adequately addresses the issues raised. We appreciate the Staff’s comments and intend to enhance our disclosures on a prospective basis, based on these comments. Should you require further information or have additional questions regarding this or other material, please feel free to contact me at the listed address, my email address or my direct phone number.
In addition, our management team and our certifying officers wish to make the following assertions in conjunction with this response letter and our filings.
•	Our company and management are responsible for the adequacy and accuracy of the disclosure in our SEC filings.

•	Our company acknowledges that the comments of the Staff and changes in disclosures based upon those comments; do not foreclose the SEC from taking action with respect to our filings.

•	Our company cannot assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Sincerely,
John D. Welch
Interim Chief Financial Officer
John.Welch@xpocorporate.com
269-695-4957

Cc:	Ms. Jennifer Dorris, Chair of Audit Committee Mr. Jeffrey Sears, Division of Corporation Finance